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                            June 15, 2022

       Brian Ferdinand
       Chief Executive Officer
       CORPHOUSING GROUP INC.
       2125 Biscayne Blvd, Suite 253
       Miami, Florida 33137

                                                        Re: CORPHOUSING GROUP
INC.
                                                            Amended
Registration Statement on Form S-1
                                                            Filed May 18, 2022
                                                            File No. 333-262114

       Dear Mr. Ferdinand:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2022 letter.

       Amended Registration Statement of Form S-1

       COVID-19's Business Impact, page 54

   1. We note your response to comment 4, and we note that your tables on pages 55 and 61 still present the
measures Covid Related Refunds and % Covid Related Refunds. Please
                                                        revise your disclosure
to clarify how this measure was calculated, and how you were able to determine that these
refunds were specifically related to the ongoing COVID-19
                                                        pandemic.
       NYC Compliance and Regulations governing Short-Term Rentals, page 55

   2. Please expand your response to prior comment 5 to clarify which of your properties are subject to limitations
on short term rentals including contractual limitations.
 Brian Ferdinand
CORPHOUSING GROUP INC.
June 15, 2022
Page 2
Exhibits

3. Please revise the legality opinion filed as Exhibit 5.1 to also opine upon the units and the underwriter warrants.
       You may contact Howard Efron at 202-551-3439 or Eric McPhee at 202-551-3693 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameBrian Ferdinand
                                                             Division of
Corporation Finance
Comapany NameCORPHOUSING GROUP INC.
                                                             Office of Real
Estate & Construction
June 15, 2022 Page 2
cc:       Brian L. Ross, Esq.
FirstName LastName